UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 3, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Realm Therapeutics plc

File No. 333-225121 - CF#36249

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       Realm Therapeutics plc submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on May 23, 2018, as amended.

       Based on representations by Realm Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.1	through April 27, 2028
Exhibit 10.2	through March 10, 2026
Exhibit 10.3	through April 27, 2028
Exhibit 10.4	through April 27, 2028

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary